Exhibit 99.1

Crescent Point Announces Sale of Non-Core Assets

CALGARY, AB, May 6, 2024 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) (NYSE: CPG) is pleased to announce that it has entered into an agreement (the "Agreement") with Saturn Oil & Gas Inc. ("Saturn") to sell certain non-core assets in Saskatchewan (the "Assets") for $600 million in cash (the "Transaction").

"We have strategically re-built our asset portfolio over the last few years to enhance our long-term sustainability," said Craig Bryksa, President and CEO of Crescent Point. "This transaction allows us to realize value for these non-core assets which had limited impact in the Company's future plans while continuing to focus on our priorities of operational execution, optimizing our balance sheet and increasing our return of capital."

NON-CORE ASSET DISPOSITION

Crescent Point has agreed to sell certain non-core properties in Saskatchewan, including Flat Lake and Battrum, to Saturn for $600 million in cash. Production from the Assets was expected to be 13,500 boe/d (95% oil and liquids) over the next 12 months, generating $210 million of net operating income at current strip commodity prices. The Company had allocated minimal development capital expenditures to the Assets for the remainder of 2024.

During first quarter 2024, Crescent Point also closed the previously announced disposition of its Swan Hills and Turner Valley assets for $140 million, prior to closing adjustments. These non-core assets had associated undiscounted asset retirement obligations ("ARO") of $180 million.

Net proceeds from these non-core dispositions have, or will be, directed to debt repayment. The Company's pro-forma net debt is expected to total $2.8 billion, or 1.1 times adjusted funds flow, by year-end 2024 based on average commodity prices of US$80/bbl WTI and $2.10/Mcf AECO for the full year, down significantly from $3.7 billion at the end of 2023.

2024 GUIDANCE AND OUTLOOK

As a result of the Transaction, Crescent Point is revising its 2024 annual average production guidance to a range of 191,000 to 199,000 boe/d, which represents a reduction of 7,000 boe/d compared to the mid-point of its prior guidance range.

Crescent Point's development capital expenditures guidance for 2024 of $1.4 billion to $1.5 billion remains unchanged given minimal development capital expenditures allocated to the Assets for the remainder of the year.

TRANSACTION DETAILS

The Transaction is anticipated to close in late second quarter 2024, subject to the satisfaction of customary closing conditions.

Scotiabank is acting as financial advisor and National Bank Financial Inc. is acting as strategic advisor to Crescent Point for the sale of its Flat Lake asset in southeast Saskatchewan. TD Securities Inc. and TPH&Co., the energy business of Perella Weinberg Partners, are acting as financial advisors to Crescent Point for the sale of its Battrum asset in southwest Saskatchewan.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to specified financial measures including: net debt, and net debt to adjusted funds flow. Refer to the Specified Financial Measures section in this press release for further information. Significant related assumptions and risk factors, and reconciliations are described under the Specified Financial Measures and Forward-Looking Statements sections of this press release.

2024 GUIDANCE

	Prior	Revised
Total Annual Average Production (boe/d) (1)	198,000 - 206,000	191,000 - 199,000

Capital Expenditures
Development capital expenditures ($ millions)	$1,400 - $1,500	$1,400 - $1,500
Capitalized administration ($ millions)	$40	$40
Total ($ millions) (2)	$1,440 - $1,540	$1,440 - $1,540

Other Information for 2024 Guidance
Reclamation activities ($ millions) (3)	$40	$40
Capital lease payments ($ millions)	$20	$20
Annual operating expenses ($/boe)	$12.75 - $13.75	$12.50 - $13.50
Royalties	10.00% - 11.00%	10.00% - 11.00%

1)	The revised total annual average production (boe/d) is comprised of approximately 65% Oil, Condensate & NGLs and 35% Natural Gas
2)	Land expenditures and net property acquisitions and dispositions are not included. Revised development capital expenditures is allocated on an approximate basis as follows: 90% drilling & development and 10% facilities & seismic
3)	Reflects Crescent Point's portion of its expected total budget

RETURN OF CAPITAL OUTLOOK

Base Dividend
Current quarterly base dividend per share	$0.115
Total Return of Capital
% of excess cash flow (1)	~60%

1)	Total return of capital is based on a framework that targets to return to shareholders 60% of excess cash flow on an annual basis

Specified Financial Measures

Throughout this press release, the Company uses the term "net debt" and "net debt to adjusted funds flow". These terms do not have any standardized meaning as prescribed by International Financial Reporting Standards ("IFRS") and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. For information on the composition of these measures and how the Company uses these measures, refer to the Specified Financial Measures section of the Company's MD&A for the year ended December 31, 2023, which section is incorporated herein by reference, and available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov/edgar.

The most directly comparable financial measure for net debt disclosed in the Company's financial statements is long-term debt, which for the year ended December 31, 2023, was $3.57 billion. For the year ended December 31, 2023, net debt was $3.74 billion. The most directly comparable financial measure for adjusted funds flow from operations in the Company's financial statements is cash flow from operating activities, which for the year ended December 31, 2023, was $2.20 billion. Adjusted funds flow from operations for the year ended December 31, 2023 was $2.34 billion.

Management believes the presentation of the specified financial measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis. This information should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: the portfolio's enhanced long-term sustainability; value, ARO and characteristics of the Assets; Crescent Pont's priorities; the Assets expected 2024 production and development capital expenditures; use of net proceeds from the Transaction; expected pro forma net debt and leverage ratio at the commodity prices specified; expected closing timing of the Transaction; the assets' expected annual net operating income at current commodity prices; Crescent Point's 2024 production and development capital expenditures guidance; other information for Crescent Point's 2024 guidance, including capitalized administration, reclamation activities, capital lease payments, annual operating expenses and royalties; and return of capital outlook, including expected percentage of excess cash flow returned and base dividend.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2023 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2023, under the headings "Risk Factors" and "Forward-Looking Information". The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2023, under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources" and "Guidance". In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, pandemics, and blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impacts of drought, wildfires and severe weather events; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general; changes in interest rates and inflation; uncertainties associated with regulatory approvals; geopolitical conflicts, including the Russian invasion of Ukraine and the conflict between Israel and Hamas; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Included in this press release are Crescent Point's 2024 guidance in respect of capital expenditures and average annual production which is based on various assumptions as to production levels, commodity prices and other assumptions and are provided for illustration only and are based on budgets and forecasts that have not been finalized and are subject to a variety of contingencies including prior years' results. The Company's return of capital framework is based on certain facts, expectations and assumptions that may change and, therefore, this framework may be amended as circumstances necessitate or require. To the extent such estimates constitute a "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation, such information has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

Reserves and Drilling Data

Where applicable, a barrels of oil equivalent ("boe") conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6Mcf:1bbl) has been used based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

There are numerous uncertainties inherent in estimating quantities of crude oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth above are estimates only. In general, estimates of economically recoverable crude oil, natural gas and NGL reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For these reasons, estimates of the economically recoverable crude oil, NGL and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. The Company's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:
Sarfraz Somani, Manager, Investor Relations
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

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SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2024/06/c6784.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 19:11e 06-MAY-24